SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 24, 2010

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE
Release Time        IMMEDIATE
Date        24 February 2010
Number        08/10

CHAIRMAN SUCCESSION DATE

The BHP Billiton Board today announced that Mr Don Argus AC will retire as Chairman and a Non-executive Director on 30 March 2010. As previously announced, Non-executive Director, Jac Nasser AO, will assume the role of Chairman of BHP Billiton from that date.

Mr Nasser said, "The Board wishes to pay special tribute to the immense contribution Don Argus has made to BHP Billiton over many years of dedicated service. In the thirteen years since he joined the BHP Board, and particularly over his ten years as Chairman, Don has led BHP Billiton to the distinctive leadership role in its sector.

“Don will be remembered for being instrumental in transforming and truly internationalising BHP through the merger with Billiton to become BHP Billiton, the world's largest diversified resources dual listed company. Shareholders, employees and, in fact, all stakeholders with an interest in this business have benefited from his Chairmanship. He introduced leading corporate governance practices, an active approach to institutional and retail shareholder engagement and built a multi skilled and diversified Board supported by a first class management team. This has seen an increase in market capitalisation of BHP Billiton from US$31 billion in 2001 to US$190 billion today, operating 100 assets in over 25 countries."

Mr Argus said, "I want to sincerely thank our shareholders for their support. It has always been my underpinning principle to respect shareholders as the owners of the company, as it is to them I have been accountable for the governance and performance of BHP Billiton. It has been an outstanding highlight in my life, and an extraordinary privilege, to serve as Chairman."

From 30 March 2010, Mr Nasser will discontinue executive management responsibilities with One Equity Partners, the private equity arm of JP Morgan, and continue in an advisory and non-executive role. He will also remain a Director on British Sky Broadcasting Plc and a member of the International Advisory Council of Allianz AG.

“The succession process has facilitated a seamless transition. My priority commitment will be the Chairmanship of BHP Billiton duly recognising the challenges of a dual listed company structure and the requirements to represent the interests of all shareholders in our key markets,” Mr Nasser concluded.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Samantha Evans, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

Amanda Buckley, Media Relations
Tel: +61 3 9609 2209 Mobile: +61 419 801 349
email: Amanda.Buckley@bhpbilliton.com

Kelly Quirke, Media Relations
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com

Leng Lau, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 403 533 706
email: Leng.Y.Lau@bhpbilliton.com

United Kingdom & South Africa
Andre Liebenberg, Investor Relations
Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Andre.Liebenberg@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

Americas
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

Ruban Yogarajah, Media Relations
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : February 24, 2010	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary